EXHIBIT 99.1

Almaden Announces Results of Annual General Meeting

VANCOUVER, British Columbia, June 26, 2024 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden" or the "Company"; TSX: AMM; OTCQB: AAUAF) is pleased to announce the results of its Annual General Meeting (“AGM”) held on June 26, 2024.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGM.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For		Votes Withheld
Duane Poliquin	42,045,937	(99.56%)	184,632	(0.44%)
Morgan Poliquin	42,045,732	(99.56%)	184,837	(0.44%)
Alfredo Phillips	42,115,601	(99.73%)	114,968	(0.27%)
Kevin O’Kane	42,114,852	(99.73%)	115,717	(0.27%)
Ria Fitzgerald	42,116,809	(99.73%)	113,760	(0.27%)

A total of 42,230,569 common shares, representing 30.78% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year.

Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

On Behalf of the Board of Directors

“J. Duane Poliquin”
J. Duane Poliquin, P.Eng.
Chair
Almaden Minerals Ltd.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/